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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Motient Corporation
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
619908304
(CUSIP Number)
July 27, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	619908304

1	NAMES OF REPORTING PERSONS: Dr. Rajendra Singh

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,439,537(1)

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		1,439,537(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,439,537(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	2.28%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN
(1) See explanatory note in Item 4.

CUSIP No.	619908304

1	NAMES OF REPORTING PERSONS: Neera Singh

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,439,537(1)

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		1,439,537(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,439,537(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	2.28%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN
(1) See explanatory note in Item 4.

CUSIP No.	619908304

1	NAMES OF REPORTING PERSONS: The Hersh Raj Singh Education Trust

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

State of Virginia, United States

	5	SOLE VOTING POWER:

NUMBER OF		342,859(1)

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		342,859(1)

WITH:	8	SHARED DISPOSITIVE POWER:

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

342,859(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

0.54%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO (Trust)
(1) See explanatory note in Item 4.

CUSIP No.	619908304

1	NAMES OF REPORTING PERSONS: The Samir Raj Singh Education Trust

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

State of Virginia, United States

	5	SOLE VOTING POWER:

NUMBER OF		342,859(1)

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		342,859(1)

WITH:	8	SHARED DISPOSITIVE POWER:

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

342,859(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

0.54%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO (Trust)
(1) See explanatory note in Item 4.

ITEM 1 (A) NAME OF ISSUER:
     Motient Corporation
ITEM 1 (B) ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:
     300 Knightsbridge Parkway, Lincolnshire Parkway, Lincolnshire, IL 60069
ITEM 2 (A) NAME OF PERSON FILING:
     This statement is filed on behalf of (each a “Reporting Person”): Dr. Rajendra Singh, Neera Singh, The Hersh Raj Singh Education Trust and The Samir Raj Singh Education Trust.
     Rajendra Singh and Neera Singh are husband and wife. Neera Singh is co-trustee of The Hersh Raj Singh Education Trust and The Samir Raj Singh Education Trust, both of which were formed on behalf of Rajendra and Neera’s sons.
ITEM 2 (B) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
     The address of the principal office of each of the Reporting Persons is 201 N. Union Street, Suite 360, Alexandria, VA 22314.
ITEM 2 (C) CITIZENSHIP:
     The citizenship or place of organization of each Reporting Person is set forth on the cover pages.
ITEM 2 (D) TITLE OF CLASS OF SECURITIES:
     Common Stock, par value $0.01 per share (“Common Stock”).
ITEM 2 (E) CUSIP NUMBER: 619908304
ITEM 3 If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
     (a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
     (b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
     (c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
     (d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

     (e) ☐ An investment advisor in accordance with Section 240.13d-1(b)(1)(ii)(E);
     (f) ☐ An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);
     (g) ☐ A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);
     (h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
     (i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
     (j) ☐ Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).
ITEM 4 OWNERSHIP:
     (a) Amount Beneficially Owned:
          See Item 9 of cover pages.
     (b) Percent of Class
          See Item 11 of cover pages.
     (c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:
See Item 5 of cover pages.
(ii) Shared power to vote or to direct the vote:
See Item 6 of cover pages.
(iii) Sole power to dispose or direct the disposition of:
See Item 7 of cover pages.
(iv) Shared power to dispose or direct the disposition of:
See Item 8 of cover pages.

     Explanatory Note to Item 4: The shares of Common Stock reported herein as beneficially owned are owned: (i) by Dr. Singh directly (68,099 shares and 46,057 shares underlying warrants to purchase common stock) and indirectly (1,187,210 shares and 138,171 shares underlying warrants to purchase common stock); (ii) by Dr. Singh’s wife, Neera Singh directly (46,057 shares underlying warrants to purchase common stock) and indirectly (1,255,309 shares and 138,171 shares underlying warrants to purchase common stock); and (iii) by two irrevocable educational trusts established for the benefit of Dr. and Mrs. Singh’s children (each directly owning 46,057 shares underlying warrants to purchase common stock and each indirectly owning 296,802 shares). Mrs. Singh is one of the co-trustees of each trust. Dr. and Mrs. Singh disclaim any beneficial ownership of such shares to the extent allowable by law. Includes shares of Common Stock which will be received by the Reporting Persons upon the closing of the exchange of their TerreStar Networks Inc. and TerreStar Networks Bermuda Ltd. common stock for shares of Common Stock of Motient Corporation. The reporting persons and Motient Corporation are contractually committed to complete such exchange, and there are no remaining closing conditions that are in the control of the Reporting Persons.
ITEM 5 OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
     If this Statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].
     Not applicable.
ITEM 6 OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.
     Not applicable.
ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.
     Not applicable.
ITEM 8 IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
     See cover pages.
ITEM 9 NOTICE OF DISSOLUTION OF GROUP.
     Not applicable.

ITEM 10 CERTIFICATIONS.
     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Date: July 27, 2006

/s/ Rajendra Singh
Dr. Rajendra Singh

/s/ Neera Singh
Neera Singh

The Hersh Raj Singh Education Trust
By:	/s/ Neera Singh
Neera Singh, as Trustee

The Samir Raj Singh Education Trust
By:	/s/ Neera Singh
Neera Singh, as Trustee